Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 12, 2018

William James Kotapish, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Request for Selective Review

Post-Effective Amendment No. 35 to Form N-4 Registration Statement (File No. 333-65151) (Group) and Post-Effective Amendment No. 31 to Form N-4 Registration Statement (File No. 333-65131) (Individual))

Mr. Kotapish:

We respectfully request selective review of the post-effective amendments pursuant to (i) Securities Act Release No. 6510 (Feb. 15, 1984) (the “1984 Release”); and (ii) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (the “2016 IM Guidance”). The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release also states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.” In the 2016 IM Guidance, the Commission staff encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.”

In support of our request, and as instructed in the 2016 IM Guidance, we state as follows:

(i) Compared to prior filings, the material changes made in the post-effective amendments may be summarized as:

•	a change in current fee for the mortality and expense risk charge from 0.20% to 0.17%.

(ii) Other than the material change noted in (i) above, we believe there are no specific areas in the post-effective amendments that warrant particular attention.

Except for the changes described above, the disclosure in the registration statements is the same as the disclosure in the currently effective registration statements previously reviewed by the Commission. Therefore, we respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above.

Thank you for your time and attention to this matter. Please direct any questions or comments to me at (720) 488-7884, or via email at brian.stallworth@transamerica.com.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth

Senior Counsel

Assistant Secretary

Transamerica Financial Life Insurance Company